

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

July 3, 2012

Via Facsimile
Mr. John Sprovieri
Chief Executive Officer
Auscrete Corporation
504 East First Street
Rufus, OR 97050

Re: Auscrete Corporation
Pre-effective Amendment 17 to Registration Statement on Form S-1
Filed June 22, 2012
File No. 333-166976

Dear Mr. Sprovieri:

We reviewed the filing and have the comments below.

General

1. Since you appear to qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups or JOBS Act, please disclose on the prospectus' front cover page that you are an emerging growth company, and revise the prospectus to:

   - Describe how and when a company may lose emerging growth company status;

   - Describe briefly the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

     - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a smaller reporting company.

For guidance you may wish to refer to our Frequently Asked Questions on the JOBS Act which are available on the Commission's website.

2. Please amend your registration statement to:

- Provide an audited comparative balance sheet at December 31, 2010 on page F-2., as required by Rule 8-02 of Regulation S-X.

- Provide audited comparative statements of income, stockholders' equity, and cash flows for the year ended December 31, 2010 on pages F-3, F-4, and F-5 as required by Rule 8-02 of Regulation S-X. Each of your statements of income and cash flows should also include a column showing cumulative amounts since your inception as required in ASC 915-225-45-1 and ASC 915-230-45-1. Your statement of stockholders' equity should begin with the date of inception, as provided in ASC 915-215-45-1.

- Have your auditors revise their audit opinion to refer to the balance sheets at December 31, 2011 and December 31, 2010 as well as for the statements of income, shareholders' equity, and cash flows for each of the two years ended December 31, 2011 and the date of inception to December 31, 2011. Refer to Rule 2-02(a)(4) of Regulation S-X.

3. We note your response to prior comment three. Please more fully explain your statement to us that "there were no direct expenses incurred during 2011 and any activities were within the scope of arrangements made with the shareholders in 2010." To the extent that your expenses for the year ended December 31, 2011 were paid by shareholders, please tell us why these costs have not been recognized in your financial statements as expenses that have been paid by shareholder contributions. Refer to SAB Topic 5.T. for guidance.

Summary Financial Information, page 4

4. It appears to us that total assets and stockholders' equity should read $140,002 as indicated on your balance sheet at December 31, 2011. Please revise as appropriate.

Dilution, page 10

5. Please revise your narrative and tables to reflect your net tangible book value as of the date of your latest balance sheet, i.e., June 30, 2012. Also, we note that the net tangible book value that you provide as of December 31, 2011 is inconsistent with your balance sheet.

6. We note these inconsistent disclosures:

    •   Net book value per share of $0.09 as of December 31, 2011 in the first paragraph versus net book value of $0.08 as of December 31, 2011 in the table.

    •   Immediate increase in net tangible book value of $0.11 per share to existing stockholders in the second paragraph versus immediate increase in net tangible book value of $0.10 per share to existing stockholders in the table.

    •   Immediate increase in net tangible book value of $0.15 per share to existing stockholders in the third paragraph versus immediate increase in net tangible book value of $0.19 per share to existing stockholders in the table.

    •   Immediate dilution of $0.10 per share to new investors in the second paragraph versus immediate dilution of $0.12 per share to new investors in the table.

    •   Immediate dilution of $0.06 per share to new investors in the third paragraph versus immediate dilution of $0.03 per share to new investors in the table.

    Please ensure that all textual and tabular disclosures are reconciled.

Report of Independent Registered Public Accounting Firm, page F-1;
Consent of Independent Registered Public Accounting Firm, Exhibit 23.1

7. We note that your amended Form S-1 was filed on June 22, 2012. However, both your audit opinion and consent are dated July 2, 2012. Please revise your registration statement as appropriate, and explain to us how amounts for June 30, 2012 were determined before the actual date.

<u>Interim Unaudited Financial Statements, page F-7</u>

<u>Statement of Income, page F-7</u>

8. Please revise your interim statement of income to:

    - Include a comparative income statement for the six months ended June 30, 2011 as required by Rule 8-03 of Regulation S-X.

    - Provide a column showing cumulative amounts from the company's inception as required by ASC 915-225-45-1.

<u>Statement of Cash Flows, page F-8</u>

9. Please revise your interim statement of cash flows to:

    - Include a comparative statement of cash flows for the six months ended June 30, 2011 as required by Rule 8-03 of Regulation S-X.

    - Provide a column showing cumulative amounts from the company's inception as required by ASC 915-230-45-1.

    - Remove the professional expenses line item as it does not appear to be a non-cash operating activity. It appears to us that your net cash used in operating activities should be ($7,020). Please revise as appropriate.

<u>Closing</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

    - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Patricia A. Armelin, Staff Accountant, at (202) 551-3747 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Via U.S. Mail
Luc Nguyen, Esq.
1192 Draper Parkway, #244
Draper, UT 84020